Herrick, Feinstein LLP
                                  2 Park Avenue
                            New York, New York 10016

                                                              September 26, 2005

United States Securities and
   Exchange Commission
100 F Street, N.E.
Washington, D.C.  20002

Attn: Anita Karu

              Re: Amendment No. 4 to Form 10-SB (File No. 0-51168)
                  ------------------------------------------------

Ladies and Gentlemen:

      Set forth below are responses to the comments set forth in the letters dated August 26, 2005 (the "First SEC Comment Letter") and August 30, 2005 (the "Second SEC Comment Letter"), in each case, from H. Christopher Owings,
Assistant  Director  --  Division of  Corporation  Finance at the United  States
Securities and Exchange Commission (the "SEC"), to David Devine. Capitalized terms not otherwise defined herein shall have the same meanings herein as in the Amendment No. 4 to Form 10-SB filing (the "Amendment") accompanying this letter.

First SEC Comment Letter

1. The Company confirms the effectiveness by operation of law of the filing on April 16, 20005. The Company will file all periodic and other reports required since such date promptly following the SEC's review of the Amendment.

2. The Company's film, Bailey's Billion$, was released for theatrical distribution as was intended. See "Part I -- Item 1. Description of Business. -- Overview" which contains the balance of the information requested.

Second SEC Comment Letter

1.    The "production loan" previously referenced was a Comerica Bank loan. (See
      Note 8 to the Company's 2004 Consolidated Financial Statements). The Company did not refer to the copyright sale as a production loan, but rather disclosed that copyright purchasers are only entitled to their share of revenue after the production loan has been repaid. All of the fees recorded as revenue are non-refundable.

2. As per SFAS No. 128, the Company calculated fully diluted earnings per share using the treasury method which calls for the:

            (i) Exercise of options issued at the time of issuance, being June, 2004;

            (ii) The proceeds assumed to be used to purchase shares at the average market price, being $0.1087; and

            (iii) The inclusion of the incremental shares (i.e., 141,606) in the denominator of the diluted EPS compilation.

      Shares issued at ten cents per share were issued at a time when the Common Shares were trading at the same price per share.

      Shares issued at approximately one dollar relate to the Common Shares issued to Devine Limited Partnership in connection with the exchange of royalty rights. The number of Common Shares issued was negotiated at the time Devine Limited Partnership was created and represented an amount agreed upon by arms-length parties.

3. As previously noted, the Company adheres to all limitations on ultimate revenue calculations in accordance with paragraph 39 of SOP-002. The
      Company specifically confirms that it has limited the period for estimating ultimate revenues to ten years from delivery or initial release of each program.

      In addition to the information previously presented, set forth below is further ultimate revenue projection information.

----------------------------------------------------------------------------------------------------------------
                      NBV         Ultimate                                Write     Adjustments      NBV end
  2001             beginning      Revenue     Revenue   Amortization      Downs                      of year
                    of year
----------------------------------------------------------------------------------------------------------------
  Composers          449,618       650,000    106,659      73,778       1,150,000                      375,840
----------------------------------------------------------------------------------------------------------------
  Artists          5,014,650     5,100,000    435,792     266,145       1,900,000      75,231        2,773,274
----------------------------------------------------------------------------------------------------------------
  Inventors        5,250,985     3,550,000    380,293     294,699       2,500,000         320        2,455,966
----------------------------------------------------------------------------------------------------------------
  2002
----------------------------------------------------------------------------------------------------------------
  Composers          375,840       500,000    261,190     196,331                                      179,509
----------------------------------------------------------------------------------------------------------------
  Artists          2,773,274     4,600,000    247,674     149,319                      39,489        2,584,466
----------------------------------------------------------------------------------------------------------------
  Inventors        2,455,966     3,000,000    316,706     259,273                        (42)        2,196,735
----------------------------------------------------------------------------------------------------------------
  2003
----------------------------------------------------------------------------------------------------------------
  Composers          179,521       300,000    224,529     134,350                                       45,171
----------------------------------------------------------------------------------------------------------------
  Artists          2,584,466     4,500,000    178,951     102,776                      29,299        2,452,391
----------------------------------------------------------------------------------------------------------------
  Inventors        2,196,735     2,500,000    265,589     233,371                      62,322        1,901,042
----------------------------------------------------------------------------------------------------------------
  2004
----------------------------------------------------------------------------------------------------------------
  Composers           45,171       150,000    243,315      45,171                                            0
----------------------------------------------------------------------------------------------------------------
  Artists          2,452,391     3,100,000    199,177     143,731         750,000                    1,558,660
----------------------------------------------------------------------------------------------------------------
  Inventors        1,901,042     2,100,000    212,763     142,845         250,000                    1,508,197
----------------------------------------------------------------------------------------------------------------

      The total revenue recognized by the Company up to and including December 31, 2004 was as follows:

      Composers               $10,025,033
      Artists                   5,358,994
      Inventors                 5,898,951

      The Company's sales of its DVDs and videos in North America, which are managed in-house, are more consistent on a year-to-year basis than the sales of broadcast rights, because the timing and value of specific broadcast licenses varies from broadcaster to broadcaster, territory to territory (e.g., the HBO license term for the United States broadcast of The Inventors' Specials was eighteen months while the license term for The Artists' Specials was five years; the license terms for the Company's historical broadcast sales in foreign territories have ranged from twelve to forty-nine months). The nature of multi-year broadcast licenses and the fact that the value for a specific license in a specific territory can total two to three times the annual North American DVD/Video sales for a specific series of the Company's films can result in broad fluctuations in revenues on a year-to-year basis. While the Company estimates its library's ultimate revenues over a ten year period and reviews and adjusts these estimates on a regular basis, special attention to the balance of these estimates is given to the specific series as they approach the end of the ten year period from initial delivery on which ultimate revenue estimates are based as per SOP-OO2, even though the Company believes that the specific films will continue to generate sales in future years.

      As of December 31, 2004, The Artists' Specials ultimate revenue was estimated to be $2,480,000 and its net book value was reported at $1,558,630 after six years of sales from the initial delivery of The Artists' Specials. The ultimate revenue for The Inventors' Specials was estimated to be $1,400,000 with a net book value of $1,508,630 after eight years of sales from the initial delivery of The Inventors' Specials. The Company estimates average revenues of $620,000 per year for the next four years for The Artists' Specials and an average of $700,000 per year for The Inventors' Specials for the next two years.

      The Company expects that as broadcast rights in the United States and Canada become available in 2005, as existing broadcast licenses come to an end and as a result of new agreements recently concluded with sales agents in Germany, France. Italy, Spain, Japan and Korea, sales of broadcast licenses (averaging a two to three year license term per territory) will contribute to library revenues in 2005 and 2006. The estimates for these territories are as follows:

      o     United States:         $18,000 per episode or $108,000 per series
      o     English Canada:        $10,000 per episode or $60,000 per series
      o     French Canada:         $15,000 per episode or $75,000 per series
      o     Germany:               $48,000 per episode or $288,000 per series
      o     France:                $37,500 per episode  or $225,000  per series
      o     Japan:                 $30,000 per episode  or $180,000  per series
      o     Italy:                 $22,500 per episode  or $135,000  per series
      o     Spain:                 $22,500 per episode  or $135,000  per series
      o     Korea:                 $12,000 per episode or $72,000 per series

      Per series revenue estimates over the next two years, net of agreed upon distribution and/or sales agent fees of twenty percent, for North American, German, French, Japanese, Italian, Spanish and Korean broadcast licenses total $1,022,400.

      The Company believes that these sales estimates are realizable, and in addition has conservatively given no additional estimated value to broadcast licenses in the rest of the world markets (including the United Kingdom and the balance of Europe, Mexico and the balance of Latin America, Australia and the balance of Asia, South Africa and the balance of the Middle East and Africa) or DVD/video sales outside of North America for the next two years.

      In addition, while the exact timing of concluding these broadcast sales is not easy to predict, specific broadcast licenses and distribution agreements currently in place and negotiations for the Company to commence a new production of The Writers' Specials in 2006 support the timing of its estimated broadcast sales of the Company's film library in the near future (which would naturally be concluded concurrent with commitments for the new production on a territory-per-territory basis).

      Specifically with regard to The Inventors' Specials, as detailed above, the Company expects that broadcast sales in North America and certain specific foreign territories of approximately $1 million in the balance of 2005 and 2006 and DVD/video revenues in North America of between $200,000 and $250,000 per year will generate revenues commensurate with its remaining ultimate revenue estimate of an average $700,000 per year.

      Nonetheless, the Company acknowledges that if these broadcast sales are not concluded at the value and within the time period expected, the Company will revise and disclose accordingly the ultimate revenue calculation and the corresponding amortization of the applicable series.

4. In the eight-year period from 1997 to 2004, The Inventors' Specials revenue totaled approximately $5,900,000 or $737,000 per annum. For the most recent four years, revenue averaged $294,000 per annum. As previously indicated, due to the multi-year nature of television contracts, annual revenue can fluctuate. Therefore, the Company used an average revenue as its future annual revenue. The amount of $250,000 was used as a conservative estimate.

      The Artists' Specials generated approximately $5,360,000 in its first seven years after the original release, which translates into an average of $765,000 per annum. For the last four years, revenue averaged $265,000. Again, to be conservative, the same cash flow as was used by the Company for The Inventors' Specials was used in determining fair market value. The Company used a discount rate of fifteen percent in its determination of fair value. The rate, which is more than three times the prime lending rate, was determined by the Company to be indicative of the risk involved in deriving the projected revenues.

5. Estimates for Bailey's Billion$ ultimate revenues are based on in-depth discussions with and estimates provided by experienced third-party distributors and sales agents, including the Company's foreign sales agent and United States distributor. Each of these distributors and agents has well over twenty years of experience in its area of sales and distribution. The sales estimates and the agreements have been reviewed and approved by the Company's co-producer (i.e., United Kingdom-based Spice Factory which is one of the United Kingdom's most active production companies, having produced and distributed over thirty-nine feature films in the past five years), our copyright purchasers (including Telefilm Canada, Astral Media, and Corus Entertainment who are industry leaders with decades of experience in the industry) and our production bank (i.e., Comerica - a leading entertainment industry lender in the United States) and then discounted by the Company to ensure conservative ultimate revenue estimates.

      Specifically in the United States, the Company has used its own twenty years of experience with broadcasters and Echo Bridge Entertainment LLP's estimates for three windows over ten years as a basis for the Company's television sales estimates (basically a network sale at between $2 (U.S.) million and $4 (U.S.) million as a first window - depending on the theatrical success of the film - and subsequent windows over the balance of the next ten years that make up the balance of the Company's estimates). With regard to DVD/video sales estimates in the United States and the specific detail requested, the Company has again reviewed its distributors' estimates and measured them with the Company's operating history. The Company created P&L models based on sales estimates and pricing plans that accounted for between 500,000 to 1,000,000 units sales over ten years with average net revenue of $4.26 (U.S.) per unit (assuming an initial release at a retail pricing of $24.98 (U.S.) - to rental and initial sell through markets and subsequent drops in pricing to

      $14.98 (U.S.) and 12.98 (U.S.) as release migrates to mass sell-through and discount marketers - like Wal-Mart) over such period (the Company compared and supported this figure with industry standards and published unit sales for comparative family feature films and then discounted them very conservatively) and modeled the estimates to incorporate the distribution fees and expense limitations in its various distribution agreements. The model provided net revenue estimates of approximately $5 (U.S.) million, which the Company then discounted to less than fifty percent (in effect reflecting 750,000 unit sales at the lowest price/margin as per most discounted pricing).

      For the foreign territories, the Company relied on its sales agents' estimates on an all rights basis per territory (given that that is the way the Company would license these territories and is the basis on which the Company's production bank, Comerica, provided a gap production loan) and did not "break out" television and DVD figures. The Company's ultimate revenue estimates were based on bank-approved estimates of initial advance payments per territory which would not take into account any second window television license values and longer term DVD/video royalty payments. The Company then discounted these figures to match the discounted United States ultimate revenue estimates - conservatively assuming that all of the other territories around the world would not exceed the revenues from the United States market (more conservative than the general industry practice of assuming that foreign territory sales will be approximately double the United States revenues for broad mass market family programming
      - which is also supported by the Company's experience with its own library where foreign sales approximately double the United States market).

      The Company believes that it has conservatively estimated ultimate revenues for Bailey's Billion$, but nonetheless reviews its estimates on a regular basis and may adjust them only downward (the Company is not allowed to adjust upward) depending on changing results and market conditions over the ten year period that started with the delivery of the film in 2004.

      The Company has included additional disclosure regarding the foregoing under the subheading "Investment in Film and Television Programs and Recordings" constituting a part of its "Results of Operations" for the second calendar quarter of 2005 and fiscal year ended December 31, 2004. See "Part I -- Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation."

6. The Company's original projection was based on an ultimate remaining revenue of $9,400,000; projected revenue of $1,250,000 and net book value of $5,220,000.

      As of June 30, 2005, the actual amount of revenue recognized in 2005 was $2,660,000. Accumulated amortization recognized to June 30, 2005 was

      $3,607,000, representing approximately fifty percent of the total cost of the production.

7. Please see updated Note 20 to the Company's 2004 Consolidated Financial Statements.

8.    The interim statements have been updated through June 30, 2005.

      Please direct any questions or comments you may have regarding the Amendment to the undersigned at (212) 592-1557 (Direct Dial), (212) 545.3322 (Direct Fax) or detna@herrick.com.

                                                     Very truly yours,

                                                     /s/ Daniel A. Etna
                                                     ------------------

cc: R. Mozer